Exhibit 99.2

Delivering the Power of T cells to Cancer Patients © Immatics. Not for further reproduction or distribution. Immatics Corporate Presentation November 8, 2024

Forward - Looking Statement This presentation (“Presentation”) is provided by Immatics N . V . (“Immatics” or the “Company”) for informational purposes only . The information contained herein does not purport to be all - inclusive and none of Immatics, any of its affiliates, any of its or their respective control persons, officers, directors, employees or representatives makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation . Forward - Looking Statements . Certain statements in this presentation may be considered forward - looking statements . Forward - looking statements generally relate to future events or the Company’s future financial or operating performance . For example, statements concerning timing of data read - outs for product candidates, the timing, outcome and design of clinical trials, the nature of clinical trials (including whether such clinical trials will be registration - enabling), the timing of IND or CTA filing for pre - clinical stage product candidates, the timing of BLA filings for clinical stage product candidates, estimated market opportunities of product candidates, manufacturing timetables, capacity and success rates, the Company’s focus on partnerships to advance its strategy, and other metrics are forward - looking statements . In some cases, you can identify forward - looking statements by terminology such as “may”, “should”, “expect”, “plan”, “target”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology . Such forward - looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements . These forward - looking statements are based upon estimates and assumptions that, while considered reasonable by Immatics and its management, are inherently uncertain . New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties . Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management's control including general economic conditions and other risks, uncertainties and factors set forth in the Company’s Annual Report on Form 20 - F and other filings with the Securities and Exchange Commission (SEC) . Nothing in this presentation should be regarded as a representation by any person that the forward - looking statements set forth herein will be achieved or that any of the contemplated results of such forward - looking statements will be achieved . You should not place undue reliance on forward - looking statements, which speak only as of the date they are made . The Company undertakes no duty to update these forward - looking statements . No Offer or Solicitation . This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, and there shall be no sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 , as amended, or in an offering exempt from registration . Certain information contained in this Presentation relates to or is based on studies, publications, surveys and the Company’s own internal estimates and research . In addition, all of the market data included in this presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions . Finally, while the Company believes its internal research is reliable, such research has not been verified by any independent source . All the scientific and clinical data presented within this presentation are – by definition prior to completion of the clinical trial and a clinical study report – preliminary in nature and subject to further quality checks including customary source data verification . 2

Therapeutic Op p o rt u n ity Potential for addressing large patient populations with high prevalence targets in solid tumors Two Clinical - Stage Modalities Pipeline of TCR - T and TCR Bispecific product candidates in clinical & preclinical development Building a Leading TCR Therapeutics Company 3 I n t r o D i f f e r e n ti a t ed Platforms Unique technologies to identify true cancer targets and right TCRs Clinical PoC for Cell Therapy High confirmed objective response rate and durable responses in melanoma; registration - enabling Phase 3 trial to commence in December 2024

2024 ACTengine® and TCER® Clinical Milestones 4 • Targeted randomized Phase 3 trial for ACTengine® IMA203 in 2L+ melanoma in 2024 • Clinical data update from Phase 1b dose expansion trial at SMR Conference on Oct 11, 2024; IMA203CD8 (GEN2) update at SITC Conference on Nov 9, 2024 ACTengine® IMA203 / IMA203CD8 (PRAME) First clinical data update from dose escalation in ongoing Phase 1 trial at ESMO on Sep 16, 2024 TCER® IMA401 (MAGEA4/8) First clinical data update from dose escalation in ongoing Phase 1/2 trial planned in 4Q 2024 with initial focus on early doses and melanoma Planned focus indications: melanoma, ovarian cancer, uterine cancer, lung cancer, and others TCER® IMA402 (PRAME) I n t r o

Two Distinct TCR - based Therapeutic Modalities in Clinical Development 5 Differentiated positioning of ACTengine® vs. TCER® based on patient population and medical need I n t r o 1 Interim data update from the ACTengine® IMA203 and IMA203CD8 monotherapies (published November 8, 2024) TCR Bispecifics (TCER®) Autologous TCR - T (ACTengine®) • Strong clinical activity in patients with high tumor burden 1 • Single dose • Proprietary manufacturing process for enhanced potency of T cells • Specialized medical centers • Target requirements: stringent tumor selectivity, low, medium, high copy numbers • Off - the - shelf biologic for immediate treatment • Repeat dosing • All hospitals and out - patient, opportunity for larger patient reach • Favorable commercial characteristics • Target requirements: strong tumor association, medium to high copy numbers

Our Pipeline of TCR - based Adoptive Cell Therapies and Bispecifics 6 1 Phase 1a: Dose escalation, Phase 1b: Dose expansion; 2 Immatics’ proprietary ACTallo® platform utilizing Editas’ CRISPR gene editing technology; 3 mRNA - enabled in vivo expressed TCER® molecules Phase 3 Phase 2 Phase 1b 1 Phase 1a 1 Preclinical Target Product Candidate Modality PRAME ACTengine® IMA203 Autologous ACT PRAME ACTengine® IMA203CD8 COL6A3 ACTengine® IMA204 Undisclosed Multiple programs PRAME ACTengine® IMA203 + mRNA cancer vaccine Undisclosed 2 ACTallo® IMA30x Allogeneic ACT γδ T cells Undisclosed Multiple programs MAGEA4/8 TCER® IMA401 Bispecifics PRAME TCER® IMA402 Undisclosed TCER® IMA40x Undisclosed Multiple programs 3 I n t r o

Realizing the Full Multi - Cancer Opportunity of PRAME ACTengine® IMA203 (TCR - T) and TCER® IMA402 (TCR Bispecific) 7 A C T en g i ne® IMA203 (TCR - T) Cancer Cell Death PRAME is one of the most promising and most prevalent, clinically validated solid tumor targets known to date Leverage the full potential of targeting PRAME by continued evaluation of the best suited therapeutic modality (ACTengine® vs. TCER® or both) for each cancer type I n t r o Phase 1b dose expansion ongoing Phase 3 trial in preparation TCER® IMA402 (TCR Bispecific) 1 PRAME target prevalence is based on TCGA (for SCLC: in - house) RNAseq data combined with a proprietary mass spec - guided RNA expression threshold; 2 Uveal melanoma target prevalence is based on IMADetect® qPCR testing of screening biopsies from clinical trial patients (n=61); NSCLC: Non - small cell lung cancer, TNBC: Triple - negative breast cancer, HNSCC: Head and neck squamous cell carcinoma; HCC: Hepatocellular carcinoma % PRAME positive patients 1 Indication 100% up to 100% 95% 95% 90% 85% 70% 65% 45% up to 40% 35% 25% 25% 25% 25% 20% 20% Uterine Carcinosarcoma Sarcoma Subtypes Uterine Carcinoma Cut. Melanoma Uveal Melanoma 2 Ovarian Carcinoma Squamous NSCLC T N B C Small Cell Lung Cancer Kidney Carcinoma C h ol angio c a r c i n o ma Adeno NSCLC Breast Carcinoma H N SCC Esophageal Carcinoma HCC Bladder Carcinoma Dose escalation of Phase 1/2 trial ongoing

ACTengine® IMA203 – TCR - T Targeting PRAME 8

The Multi - Cancer Opportunity of PRAME One of the Most Promising Solid Tumor Targets for TCR - based Therapies Known To Date 9 High prevalence High target density Homogeneous expression “Clean” expression profile Clinical proof - of - concept s qNSC L C Ovarian Cancer PRAME fulfills all properties of an ideal target for TCR - based therapies PRAME RNA detection in tumor samples (ISH) ISH: in situ hybridization, sqNSCLC: squamous non - small cell lung cancer I MA2 0 3

Patient Population PRAME Positive R/R Incidence Incidence Selected Indications Based on R/R Incidence; PRAME and HLA - A*02:01+ 2,999 95% 7,700 99,800 Cut. Melanoma 292 89% 800 1,500 Uveal Melanoma 4,408 84% 12,800 19,900 Ovarian Carcinoma 4,255 97% 10,700 62,700 Uterine Carcinoma 779 100% 1,900 3,300 Uterine Carcinosarcoma 9,646 68% 34,600 57,000 Squamous NSCLC 3,579 45% 19,400 31,900 Small Cell Lung Cancer 5,668 25% 55,300 91,200 Adeno NSCLC 1,672 27% 15,100 66,500 HNSCC 4,669 TNBC: 63% 26% 43,800 290,600 Breast Carcinoma 164 100% 400 1,000 Synovial Sarcoma 947 33% 7,000 8,000 C ho l a n g io c a r c i noma IMA203 TCR - T Has the Potential to Reach a Large Patient Population ~39,000 Patients per Year in the US only 10 Incidences based on public estimates and Immatics internal model; Relapsed/refractory (R/R) or last - line patient population approximated by annual mortality; Estimated 41% HLA - A*02:01 positive population in the US; PRAME target prevalence is based on TCGA (for SCLC: in - house) RNAseq data combined with a proprietary mass spec - guided RNA expression threshold; Uveal melanoma target prevalence is based on IMADetect® qPCR testing of screening biopsies from clinical trial patients (n=61) Multiple opportunities to broaden patient reach and patient benefit: » Expand beyond US population » Expand into other indications such as kidney, esophageal, bladder, other liver cancers, other sarcoma subtypes through indication - specific or indication - agonistic label expansion » Move into earlier lines of therapy (R/R Incidence  Incidence) » Inclusion of patients with lower PRAME - threshold TOTAL ~39,000 annually in the US I MA2 0 3

ACTengine® IMA203 Targeting PRAME – Mechanism of Action Immatics’ a ing - T Approach 11 I MA2 0 3 LEUKAPHARESIS

ACTengine® IMA203 TCR - T Product Manufacturing Differentiated Manufacturing Process and Setup 1 - week manufacturing process followed by 1 - week QC release testing High manufacturing success rate of >95% to reach IMA203 targ t os Lean and cost - efficient process Proprietary Manufacturing Process 12 I MA2 0 3 SHO R T SIMPLE R OBU S T *IMA203: RP2D 1 - 10x10 9 total TCR - T cells Manufacturing of ACTengine® candidates & other future autologous /allogeneic candidates Early - stage and registration - directed clinical trials as well as initial commercial supply ~100,000 sq ft in Houston area, TX – modular design for efficient and cost - effective scalability Construction completed in 2024 State - of - the - art Research & GMP Manufacturing Facility

ACTengine® IMA203 TCR - T Monotherapy – Patient Flow HLA - A*02 Testing Blood sample; Central lab Treatment & Observation Phase Long Term Follow - up Screening & Manufacturing Phase Manufacturing by Immatics Infusion of ACTengine® IMA203 TCR - T Product Lymphodepletion * Low dose IL - 2 ** Safety and efficacy monitoring for 12 months Leukapheresis x x Expression Antigen 1 2 3 * 30 mg/m 2 Fludarabine and 500 mg/m 2 Cyclophosphamide for 4 days; ** 1m IU daily days 1 - 5 and twice daily days 6 - 10 Short process time of 14 days 7 - day manufacturing process applying CD8/CD4 T cell selection 7 - day QC release testing 95% (138/146) Cut. Melanoma 89% (54/61) Uveal Melanoma 93% (14/15) Uterine Carcinoma 81% (48/59) Ovarian Carcinoma Target Profiling IMADetect® mRNA assay using Immatics’ MS - guided threshold; Biopsy or archived tissue Patient screening data from Immatics’ clinical trials Data cut - off Aug 23, 2024 13 I MA2 0 3

ACTengine® IMA203 TCR - T Trial in Melanoma Heavily Pretreated Patient Population Data cut - off Aug 23, 2024 14 1 See patient flow in appendix. 2 All infused patients; *Cutaneous melanoma patients had a median of 2 prior lines of checkpoints, see appendix; RP2D: recommended phase 2 dose; CPI: Checkpoint inhibitors; EC1: 0.06 - 0.12x10 9 TCR - T cells/m 2 BSA; DL3: 0.2 - 0.48x10 9 TCR - T cells/m 2 BSA, DL4: 0.2 - 1.2x10 9 TCR - T cells/m 2 BSA, DL5: 1.201 - 4.7x10 9 TCR - T cells/m 2 BSA Melanoma Efficacy Population 2 Melanoma Dose Escalation Population Total Safety P o p ul a t i o n 1 Melanoma (Phase 1b, at RP2D) Mela n o m a (Phase 1a) All Comers (Phase 1a and Phase 1b) N= 2 8 N= 13 N= 12 N= 1 N=2 Total Cutaneous melanoma Uveal melanoma Melanoma of unknown primary Mucosal melanoma N= 1 1 N=8 N=2 N=1 Total Cutaneous melanoma Uveal melanoma Mucosal melanoma N = 7 0 N= 41 N= 29 Total M el an om a Other Number of patients 2 (0, 6) 1* (0, 4) 4 (2, 7) 2 (1, 4) 3 (0, 9) 2 (0, 4) Prior lines of systemic treatment (median, min, max) Thereof CPI (melanoma only) (median, min, max) 60 .7 81 .8 64.3 LDH at baseline >1 x ULN [% of patients] 107.5 (15.0, 309.8) 117.5 (37.0, 211.0) 117.8 (15.0, 309.8) Baseline tumor burden Median Target lesion sum of diameter [mm] (min, max) 82 .1 63 .6 65.7 Liver/brain lesions at baseline [% of patients] DL4/5 EC1/DL3/4 DL1 - 5 Dose level 4.1 (1.3, 10.2) 0.586 (0.10, 2.09) 2.09 (0.08, 10.2) Total infused dose TCR - T cells [x10 9 ] Melanoma Efficacy Population 2 (N=28) Melanoma Patients in Phase 1b Dose Expansion RP2D defined at 1 - 10x10 9 TCR - T cells (DL4/5) Total Safety Population 1 (N=70) Phase 1a Dose Escalation Dose Level 1 - 4 (total safety pop. N=28) Phase 1b Dose Expansion Dose Level 4/5 (total safety pop. N=42) I MA2 0 3

15 Data cut - off Aug 23, 2024 • Most frequent adverse events were expected cytopenias (Grade 1 - 4) associated with lymphodepletion in all patients • Mostly mild to moderate cytokine release syndrome (CRS) • 37% (26/70) Grade 1 • 46% (32/70) Grade 2 • 11% (8/70) Grade 3 2 • Infrequent ICANS (6% Grade 1, 4% Grade 2, 4% Grade 3) • No IMA203 - related deaths • Full IMA203 monotherapy tolerability profile is available in appendix • Tolerability in the melanoma subset is generally consistent with the full IMA203 monotherapy tolerability profile 1 See patient flow in appendix; 2 One grade 3 CRS only after exploratory second infusion; CRS and ICANS graded by CARTOX criteria (Neelapu et al ., 2019); ICANS: Immune Effector Cell - Associated Neurotoxicity Syndrome. Most Frequent Adverse Events of IMA203 Across All Dose Levels in Phase 1a/b N=70 Patients in Total Safety Population 1 Favorable tolerability profile for IMA203 monotherapy at recommended phase 2 dose (1x10 9 to 10x10 9 TCR - T cells) I MA2 0 3

Tolerability Profile of IMA203 Across All Dose Levels in Phase 1a/b ll ≥Gra 3 v rs v nts (N=70 1 ) TEAEs by maximum severity for all patients in Phase 1a and Phase 1b (N=70 1 ) Data cut - off Aug 23, 2024 16 ≥ Gra 3 Adverse event ( System organ class , Preferred term) % No. 100.0 70 Patients with any adverse event 12.9 9 Adverse Events of Special Interest 11.4 8 Cytokine release syndrome 4.3 3 ICANS 2 100.0 70 Blood and lymphatic system disorders 88.6 62 Neutropenia 55.7 39 Lymphopenia 54.3 38 Leukopenia 51.4 36 Anaemia 34.3 24 Thrombocytopenia 2.9 2 Febrile neutropenia 1.4 1 Cytopenia 1.4 1 Leukocytosis 14.3 10 Infections and infestations 2.9 2 Urinary tract infection 1.4 1 Appendicitis 1.4 1 COVID - 19 1.4 1 Cytomegalovirus infection reactivation 1.4 1 Enterococcal infection 1.4 1 Human herpesvirus 6 encephalitis 1.4 1 Infection 1.4 1 Orchitis 1.4 1 Sepsis 3,4 1.4 1 Septic shock 3 14.3 10 Investigations 8.6 6 Alanine aminotransferase increased 7.1 5 Aspartate aminotransferase increased 2.9 2 Blood creatinine increased 1.4 1 Blood alkaline phosphatase increased 1.4 1 Blood bilirubin increased 1.4 1 Blood fibrinogen decreased 1.4 1 Lymphocyte count increased 14.3 10 Respiratory, thoracic and mediastinal disorders 5.7 4 Hypoxia 2.9 2 Pleural effusion 1.4 1 Bronchial obstruction 1.4 1 Dyspnoea 1.4 1 Epistaxis 1.4 1 Laryngeal inflammation 1.4 1 Respiratory failure All treatment - emergent adverse events (TEAEs) with ≥ Grade 3 regardless of relatedness to study treatment . Adverse events were coded using the Medical Dictionary for Regulatory Activities . Grades were determined according to National Cancer Institute Common Terminology Criteria of Adverse Events, version 5 . 0 . Grades for Cytokine release syndrome and ICANS were determined according to CARTOX criteria (Neelapu et al . , 2019 ) . Patients are counted only once per adverse event and severity classification . Based on interim data extracted from open clinical database ( 23 - Aug - 2024 ) ; 1 Two patients with disease progression after first IMA 203 infusion received exploratory second IMA 203 infusion . They had these ≥ Grade 3 TEAEs only after second infusion, which are included in the table : First patient : Abdominal pain, Cytokine release syndrome, Diarrhoea, Hypokalaemia, Proteinuria ; Second patient : Humerus fracture, Muscle spasms, Neutropenia, Thrombocytopenia ; 2 ICANS : Immune effector cell - associated neurotoxicity syndrome ; 3 Fatal Adverse events were not considered related to any study drug ; 4 Patient died from sepsis of unknown origin and did not receive IMA 203 TCR - T cells ; 5 DLT : Dose limiting toxicity in phase 1 a at DL 2 reported on March 17 , 2021 . tabl continu … 10.0 7 Metabolism and nutrition disorders 4.3 3 Hypokalaemia 4.3 3 Hyponatraemia 2.9 2 Hypophosphataemia 1.4 1 Dehydration 1.4 1 Failure to thrive 10.0 7 Vascular disorders 8.6 6 Hypertension 1.4 1 Hypotension 8.6 6 Renal and urinary disorders 5.7 4 Acute kidney injury 1.4 1 Nephritis 1.4 1 Proteinuria 7.1 5 Gastrointestinal disorders 4.3 3 Abdominal pain 1.4 1 Diarrhoea 1.4 1 Ileus 1.4 1 Vomiting 5.7 4 General disorders and administration site conditions 1.4 1 Fatigue 1.4 1 General physical health deterioration 3 1.4 1 Pyrexia 1.4 1 Swelling face 5.7 4 Skin and subcutaneous tissue disorders 4.3 3 Rash maculo - papular 1.4 1 Eczema 4.3 3 Cardiac disorders 4.3 3 Atrial fibrillation 5 2.9 2 Eye disorders 1.4 1 Periorbital oedema 1.4 1 Ulcerative keratitis 2.9 2 Injury, poisoning and procedural complications 1.4 1 Humerus fracture 1.4 1 Infusion related reaction 2.9 2 Musculoskeletal and connective tissue disorders 1.4 1 Back pain 1.4 1 Muscle spasms Adverse event ( System organ class , Preferred term) ≥ Gra 3 No. % tabl continu … 2.9 2 Nervous system disorders 1.4 1 Headache 1.4 1 Posterior reversible encephalopathy syndrome 1.4 1 Endocrine disorders 1.4 1 Inappropriate antidiuretic hormone secretion 1.4 1 Hepatobiliary disorders 1.4 1 Cholangitis 1.4 1 Immune system disorders 1.4 1 Haemophagocytic lymphohistiocytosis 1.4 1 Reproductive system and breast disorders 1.4 1 Vaginal haemorrhage Adverse event ( System organ class , Preferred term) ≥ Gra 3 No. % I MA2 0 3

Best Overall Response for IMA203 in Melanoma Objective Responses in Heavily Pretreated Patients in Phase 1b (N=28 # ) Data cut - off Aug 23, 2024 17 ongoi n g # First tumor assessment post infusion pending for two melanoma patients at data - cut; * Maximum change of target lesions and RECIST1.1 response at different timepoints. **Tumor shrinkage of target lesions; 1 Patient A - DL5 - 23 is off study at data cut - off; 2 Patient out of study due to PD (external assessment); Initial ORR: Objective response rate according to RECIST 1.1 at any post infusion scan; Confirmed ORR (cORR): Confirmed objective response rate according to RECIST 1.1 for patients with at least two available post infusion scans or patients with PD at any prior timepoint, patients with ongoing unconfirmed PR not included in cORR calculation; Duration of response (DOR) in confirmed responders is defined as time from first documented response until disease progression/death. Patients with ongoing response will be censored at date of data cut - off. Median DOR is analyzed by using the Kaplan - Meier method; Overall survival (OS) and progression - free survival (PFS) censored at data - cut; BL: Baseline PD: Progressive Disease; SD: Stable Disease; PR: Partial Response; cPR: Confirmed Partial Response; DCR: Disease control rate, mFU: median follow - up 54% (14/26) cORR 12.1 months (4.2, 25.5+ months) 9.3 months median DOR (min, max) mFU 7/14 confirmed responses ongoing 6.0 months (0.3+, 26.8+ months) median PFS (min, max) Not reached (0.3+, 26.8+ months) 8.6 months median OS (min, max) mFU 62% (16/26) O R R 88% (23/26) Tumor shrinkage ** 92% (24/26) DCR (at week 6) I MA2 0 3

Response Over Time of IMA203 in Melanoma Durable Responses 2 Years+ after Treatment in Heavily Pretreated Patients in Phase 1b (N=28 # ) 18 Ongoing Scans at approximately week 6, month 3 and then every 3 months Data cut - off Aug 23, 2024 # First tumor assessment post infusion pending for two melanoma patients at data - cut; *Tumor shrinkage of target lesions; 1 Patient out of study due to PD (external assessment) 2 Patient A - DL5 - 23 is off study at data cut - off; Initial ORR: Objective response rate according to RECIST 1.1 at any post infusion scan; Confirmed ORR (cORR): Confirmed objective response rate according to RECIST 1.1 for patients with at least two available post infusion scans or patients with PD at any prior timepoint, patients with ongoing unconfirmed PR not included in cORR calculation; Duration of response (DOR) in confirmed responders is defined as time from first documented response until disease progression/death. Patients with ongoing response will be censored at date of data cut - off. Median DOR is analyzed by using the Kaplan - Meier method; Overall survival (OS) and progression - free survi val (PFS) censored at data - cut; BL: Baseline PD: Progressive Disease; SD: Stable Disease; PR: Partial Response; cPR: Confirmed Partial Response; DCR: Disease control rate, mFU: median follow - up 54% (14/26) cORR 12.1 months (4.2, 25.5+ months) 9.3 months median DOR (min, max) mFU 7/14 confirmed responses ongoing 6.0 months (0.3+, 26.8+ months) median PFS (min, max) Not reached (0.3+, 26.8+ months) 8.6 months median OS (min, max) mFU 62% (16/26) O R R 88% (23/26) Tumor shrinkage ** 92% (24/26) DCR (at week 6) I MA2 0 3

Significant Shift in PFS and OS Between Dose Escalation & Dose Expansion PFS of 6 Months and OS Not Reached in Melanoma Efficacy Population 19 Progression Free Survival Data cut - off Aug 23, 2024 Overall Survival Overall survival (OS) and progression - free survival (PFS) censored at data - cut; * These data are derived from different clinical trials at different points in time with differences in trial design and patient populations. As a result, cross - trial comparisons cannot be made, and no head - to - head clinical trials have been conducted. mPFS N 2.6 months 11 Dose Escalation 6.0 months 28 Dose Expansion mOS N 6.3 months 11 Dose Escalation Not reached 28 Dose Expansion Log - rank test: p=<0.0001 Log - rank test: p=0.0003 • Significant shift in PFS and OS between melanoma patients treated during the dose escalation and dose expansion phase • PFS in dose escalation is comparable to reported data in 2L+ cut. melanoma population* • OS in dose escalation is shorter than reported OS for 2L+ cut. melanoma population* • All patients in the dose escalation group died and 20/28 patients are alive in dose expansion I MA2 0 3

IMA203 Phase 1b in Melanoma: Overview of Studies PFS and OS Data in 2L+ Melanoma Cohorts mOS (months) mPFS (months) Prior lines of therapies 2L+ melanoma patient population N Phase Drug Product not reached 6.0 4% n=0, 18% n=1, 32% n=2, 29% n=3:, 4% n=4, 11% n=5, 4% n=6 86% received prior CPI (median of 1 prior line of CPI in overall population, median of 2 prior lines of CPI in cut. melanoma) Median of 2 prior lines, median of 2 prior lines in cut. melanoma 46% cutaneous 43% uveal 11% other 28 1b (Dose Expansion) IMA203 in Melanoma 6.3 2.6 0% n=1, 27% n=2, 73% n>2 prior lines 100% received prior CPI (median of 2 prior lines of CPI, median of 2.5 prior lines of CPI in cut. melanoma) Median of 4 prior lines, median of 4.5 prior lines in cut. melanoma 73% cutaneous 18% uveal 9% other 11 1a (Dose Escalation) IMA203 in Melanoma 5.3 2.5 0% n=1, 16% n=2, 84% n>2 prior lines 100% received prior CPI (median 3 prior lines of CPI) Median of 4 prior lines, median of 4.5 prior lines in cut. melanoma 63% cutaneous 11% uveal 26% other 19 1a (Dose Escalation) IMA201/202/203 combined in Melanoma 13.9 4.1 median of 3 prior lines (min/max: 1/9) 100% received prior CPI 54% cutaneous 0% uveal 45% other 153 2 Lifileucel (C - 144 - 01, Cohort 2+4) 1 11.6 2.9 57% n=1, 27% n=2, 12% n>2 prior lines 99% received prior CPI 85% cutaneous 0% uveal 15% other 238 3 Tilsotolimod + Ipilimumab (ILLUMINATE - 301) 2 14.7 2.1 46% n=1, 35% n=2, 19% n≥3 prior lines 99% received prior CPI 68% cutaneous 0% uveal 32% other 354 1/2 Nivolumab + Relatlimab (RELATIVITY - 020, D1 Cohort) 3 Data cut - off Aug 23, 2024 20 1 Chesney et al., 2022; 2 Diab et al., 2024; 3 Ascierto et al., 2023. These data are derived from different clinical trials at different points in time with differences in trial design and patient populations. As a result, cross - trial comparisons cannot be made, and no head - to - head clinical trials have been conducted. I MA2 0 3

Enhanced PFS in Phase 1b Melanoma Patients with Deep Responses N=26 # 21 • Approx. half of all patients have a deep response (>50% tumor reduction) • This subgroup of patients has highly medically meaningful mPFS of more than 1 year • Patients with <50% tumor reduction (including tumor size increase) still observe a more than 2x longer mPFS as compared to patients treated in dose escalation with suboptimal doses Data cut - off Aug 23, 2024 mPFS N 2.6 months 11 Dose Escalation IMA203 5.7 months 14* Dose Expansion IMA203 <50% tumor size reduction (including tumor size increase) 13.4 months 12 Dose Expansion IMA203 > 50% tumor size reduction # Excluding two patients that were infused but did not have their first tumor assessment post baseline at data - cut; *Includes one patient with ongoing SD 4.4 months after infusion with tumor reduction <50% Log - rank: p=0.0033 I MA2 0 3

0 5 î 10 5 1 î 10 6 1.5 î 10 6 2 î 10 6 2.5 î 10 6 Cmax (vector copies/μg gDNA) 4 6 8 10 Infused Total (CD8 + Dex + ) IMA203 T cell dose (x10 9 ) 2 1 0 Dose Response Relationship IMA203 T Cell Dose is Associated with Clinical Activity and IMA203 T Cell Exposure (N=65 out of 68*) 22 RP2D cPR (n=23) PR or SD or PD (n=42) IMA203 T Cell Dose is Associated with Clinical Activity IMA203 T Cell Dose Correlates with T Cell Exposure 1 Mann - Whitney U test, 2 Spearman Correlation; * no data available yet for patients recently treated; PD: Progressive Disease; SD: Stable Disease; PR: Partial Response; cPR: Confirmed Partial Response; , RP2D: recommended phase 2 dose p = 0.0180 1 r=0.8396 p=1.646e - 018 2 Data cut - off Aug 23, 2024 I MA2 0 3

Exposure Response Relationship IMA203 T Cell Persistence Over Time and T Cell Exposure is Associated with Clinical Response 23 Rapid T cell engraftment (C max ) in all patients with over two years of persistence Higher C max and persistence in patients treated at higher doses in dose expansion versus dose escalation cPR P R / S D / P D 1 Mann - Whitney U test; * no data available yet for patients recently treated; PD: Progressive Disease; SD: Stable Disease; PR: Partial Response; cPR: Confirmed Partial Response, AUC: Area under curve Data cut - off Aug 23, 2024 1 1 î 10 2 1 î 10 3 1 î 10 4 1 î 10 5 1 î 10 6 1 î 10 7 2 8 1 4 2 0 2 6 2 8 4 8 6 8 8 8 200 400 600 800 Persistence Overtime Days post infusion Vector copies/ ug gDNA N = 2 7 N = 3 8 Persistence over Time Dose Escalation Dose Expansion N=65 out of 68* N=65 out of 68* IMA203 T cell exposure (C max & AUC (0 - 28d) ) is associated with clinical responses 1 î 10 7 2 î 10 7 3 î 10 7 AUC (0 - 28d) of TCR T Cell Concentration in Blood (vector copies/μg DNA) p = 0.0517 1 1 î 10 3 1 î 10 4 1 î 10 5 1 î 10 6 1 î 10 7 2 8 1 4 2 0 2 6 2 8 4 8 6 8 8 8 200 400 600 800 Days post infusion Vector copies/ ug gDNA I MA2 0 3

Patient Case A - DL4 - 03 : Cutaneous Melanoma 24 Images courtesy of treating physician (Dr. Martin Wermke, University of Dresden) PET - based Complete Response 15 Months Post Infusion and Ongoing Response at 24 Months 51 - year - old male patient with complete remission according to PET imaging after 15 months and ongoing beyond two years post infusion at data cut • 5 prior systemic treatment lines: • Dabrafenib + Trametinib • Pembrolizumab • Dabrafenib + Trametinib + Vemurafenib + Cobimetinib • Tebentafusp • Encorafenib + Binimetinib • 13 years of cancer history • 23 mm target lesion in cervical lymph node and non - target lesions in pelvic bone and lung • Patient received ~1.3x10 9 IMA203 TCR - T cells • Ongoing PR at 24 months post infusion with - 78.3% reduction according to RECIST1.1 • Metabolic complete response reported based on investigator - initiated PET imaging at baseline and month 15 post infusion Follow - up Month 15 Follow - up Month 27 (Post data cut - off) Baseline Follow - up Month 12 Data cut - off Aug 23, 2024 I MA2 0 3

SUPRAME: Registration - enabling Randomized Phase 3 Trial Trial Design Following Recent Type D Meeting with FDA and SA Meeting with PEI 1 25 ACTengine® IMA203 N=180 Investigator’s choice of selected approved treatments N=1 8 0 Endpoints • Primary Endpoint • PFS • Secondary Endpoints • Safety • ORR + DOR • No OS detriment • Patient - reported outcomes (EORTC QLQ - C30, EQ - 5D - 5L) mPFS: median progression - free survival, ORR: objective response rate; 1 Scientific Advice Meeting with Paul - Ehrlich - Institute, the German regulatory authority Randomization 1 : 1 Next Steps • SUPRAME Phase 3 trial is projected to commence in December 2024 • Pre - specified interim analysis planned after approx. 200 patients enrolled • Full enrollment anticipated by late 2026 Patient Population: unresectable or metastatic melanoma post - treatment with a checkpoint inhibitor (2L+) N=360 I MA2 0 3 Nivolumab/Relatlimab Pembrolizumab Ni v o lu mab I pili m u mab L ifileu c e l (U S ) Che m o t h e ra p y

Combining Immatics’ - h ra y with o rna’s m N anc r Vaccin 26 HLA - A*02 testing Blood sample; Central lab Treatment & Observation Phase (1 year) F ollo w - u p (2 years) Screening & Manufacturing Phase Manufacturing by Immatics Infusion of ACTengine® IMA203 TCR - T Product Lymphodepletion * mRNA/LNP Up to 13 administrations given q2 - 4 weeks over 52 weeks Safety and efficacy monitoring for 12 months Leukapheresis * 30 mg/m 2 Fludarabine and 500 mg/m 2 Cyclophosphamide for 4 days; ** 1m IU daily days 1 - 5 and twice daily days 6 - 10 Short process time of 14 days 7 - day manufacturing process applying CD8/CD4 T cell selection 7 - day QC release testing – Patient Flow IMA203 Targeting PRAME Together with PRAME mRNA - based Cancer Vaccine Tumor tissue collection

ACTengine® IMA203 TCR - T Monotherapy Targeting PRAME in Melanoma Summary of Clinical Data Tolerability PFS & OS Biological Data Broad Reach Favorable tolerability profile: mostly mild to moderate CRS; infrequent ICANS (5.7% Gr1, 4.3% Gr2, 4.3% Gr3); no treatment related deaths Anti - Tumor Activity & Durability 54% (14/26) cORR and 92% (24/26) DCR; 12.1 months mDOR and ongoing responses for over two years PFS of 6 months and OS not reached (mFU 8.6 months) T cell dose and exposure are significantly associated with clinical response FDA RMAT designation received in multiple PRAME expressing cancers including cutaneous and uveal melanoma Data cut - off Aug 23, 2024 27 SUPRAME Phase 3 trial in cutaneous melanoma patients is projected to commence in December 2024 I MA2 0 3

28 High Unmet Medical Need in Cutaneous and Uveal Melanoma Clinically and Commercially Attractive Features of IMA203 Uveal Melanoma Cutaneous Melanoma Kim m t r a k - r e f r a c t o r y , CPI/chemotherapy - refractory 2L+ CPI - refractory, BRAF/MEK inhibitor - refractory if BRAF mutation+ 2L+ Patient P o p ul a ti o n ~300 HLA - A*02:01 and PRAME - positive uveal melanoma patients annually in the US 2 ~3,000 HLA - A*02:01 and PRAME - positive cutaneous melanoma patients annually in the US 1 IMA203 Opportunity ≥95% of cutaneous melanoma patients are PRAME - positive Favorable tolerability profile mostly mild to moderate CRS, infrequent ICANS (6% Gr1, 4% Gr2, 4% Gr3), no treatment related deaths Promising anti - tumor activity (cORR, mDOR, PFS) Leukapharesis as source for cell product, no surgery required Short manufacturing time of 7 days plus 7 days of QC release testing Low dose IL - 2 post IMA203 infusion with better tolerability profile than high dose IL - 2 CPI: Checkpoint inhibitor; 1 Based on annual mortality of ~7,700 cutaneous melanoma patients in the US, HLA - A*02:01 prevalence of 41% in the US and PRAME prevalence of 95% (TCGA RNAseq data combined with proprietary MS - guided RNA expression threshold); 2 Based on annual mortality of ~800 uveal melanoma patients in the US, HLA - A*02:01 prevalence of 41% in the US and PRAME prevalence of 89% (IMADetect® qPCR testing of screening biopsies from clinical trial patients (n=33)) Data cut - off Aug 23, 2024 IMA203 in Melanoma Targeted to Enter Randomized Phase 3 Trial in 2L+ Melanoma in 2024 I MA2 0 3

IMA203CD8 GEN2 – IMA203 TCR - T Monotherapy Leveraging CD8 and CD4 cells Differentiated Pharmacology Compared to 1 st - Generation TCR - only Approaches • IMA203CD8 (GEN2) designed to broaden the clinical potential of IMA203 TCR - T monotherapy by adding functional CD4 T cells via co - transduction of CD8αβ alongside PRAME TCR • Activated CD4 T cells aid activity of other immune cells by releasing cytokines and acquire cytotoxic functions • Functional CD4 T cells mediate longer anti - tumor activity than CD8 T cells and potentiate the anti - tumor activity of the cell product in preclinical studies 1 • Data from CD19 CAR - T - treated leukaemia patients suggest a relevant role of engineered CD4 T cells in long - term durability 2 TUMOR CELL DEATH CD4 T CELL Cytotoxic Activity CD8 T CELL T cell Help C y t ot o x ic Activity 29 1 Internal data not shown here, published in Bajwa et al. 2021 Journal for Immunotherapy of Cancer; 2 Melenhorst et al. 2022 Nature, Bai et al. 2022 Science Advances CD 8 PRAME T CR IMA203CD8

IMA203CD8 (GEN2) – Preclinical Assessment of Anti - Tumor Efficacy Functional CD4 T cells Mediate Longer Anti - Tumor Activity than CD8 T cells in vitro 30 1 .0 1 .5 2 .0 CD 8 0.5 0.0 0 50 100 150 200 250 300 350 400 450 Hours after Coculture Tumor fold growth 2 nd addition of tumor cells 3 rd 4 th 5 th 6 th 2 nd addition of tumor cells 3 rd 4 th 5 th 6 th IMA203CD8

1 DL4a cleared in Dec 2023; 2 DLTs at DL4b triggered modifications of the eligibility criteria, adapted patient population is treated with DL4c; 3 All patients who started lymphodepletion. 4 All infused patients with at least one tumor assessment postbaseline. Data cut - off Sep 30, 2024 31 IMA203CD8 (GEN2) – Overview of Patient Characteristics Data cut - off Sep 30, 2024 IMA203CD8 DL4a 1 (N=33) Cleared for safety, defined as provisional MTD Dose Escalation with and without IL - 2 ongoing DL4b (N=4) DL4c 2 Without IL - 2 (N=2) DL4c 2 With IL - 2 (pl a nn ed) Phase 1a Dose Escalation DL3 (N=5) Efficacy Population Total Safety Population N=41 4 N=44 3 Number of patients 3 (0, 8) 3 (0, 8) Prior lines of systemic treatment (median, min, max) 43.9 47.7 LDH at baseline >1 x ULN [% of patients] 83.0 (12.4, 434.4) 84.5 (12.4, 434.4) Baseline tumor burden Median target lesion sum of diameter [mm] (min, max) 43.9 45.5 With liver/brain lesions at baseline [% of patients] DL3: 0.2 - 0.48 DL4a: 0.481 - 0.8 DL4b: 0.801 - 1.2 DL4c 2 : 0.801 - 1.2 DL3: 0.2 - 0.48 DL4a: 0.481 - 0.8 DL4b: 0.801 - 1.2 DL4c 2 : 0.801 - 1.2 Infused dose levels TCR - T cells/m 2 BSA [x10 9 ] 1.47 (0.44, 2.05) 1.48 (0.44, 2.05) Total infused dose TCR - T cells [x10 9 ] (median, min, max)

Tolerability Data – IMA203CD8 (GEN2) ll ≥Gra 3 v rs v nts (N=44) Data cut - off Sep 30, 2024 32 IMA203CD8 … tabl continu 100.0 44 Patients with any adverse event 9.1 4 Immune system disorders 15.9 7 Adverse events of special interest 9.1 4 Haemophagocytic lymphohistiocytosis 2 13.6 6 Cytokine release syndrome 1 2.3 1 Immune effector cell - associated neurotoxicity syndrome 9.1 4 4.5 2.3 2.3 2.3 2 1 1 1 P n e u m on i a Infection Sepsis 3 Systemic candida 100.0 44 Blood and lymphatic system disorders 90.9 56.8 56.8 34.1 40 25 25 15 Neutropenia Anaemia Lymphopenia T h r o m b o cy t op e n i a 6.8 3 Gastrointestinal disorders 25.0 4.5 11 2 Leukopenia Febrile neutropenia 4.5 2.3 2 1 Diarrhoea Abdominal pain 6.8 3 Skin and subcutaneous tissue disorders 20.5 9 Investigations 11.4 11.4 4.5 5 5 2 Alanine aminotransferase increased Aspartate aminotransferase increased Blood creatinine increased 4.5 2.3 2 1 Rash Alopecia 2.3 1 Rash maculo - papular 2.3 1 Blood alkaline phosphatase increased 6.8 3 Vascular disorders 2.3 1 Blood bilirubin increased 6.8 3 Hypertension 2.3 1 Gamma - glutamyltransferase increased 4.5 2 Nervous system disorders 13.6 6 Metabolism and nutrition disorders 2.3 1 Neurotoxicity 2 4.5 2 Hypophosphataemia 2.3 1 Syncope 2.3 1 Acidosis 2.3 1 Decreased appetite 4.5 2 Renal and urinary disorders 2.3 2.3 2.3 1 1 1 Hyperglycaemia H yp e r m ag n e sae m i a Hypoalbuminaemia 2.3 2.3 1 1 Acute kidney injury Urinary tract obstruction 2.3 1 Hepatobiliary disorders 11.4 5 General disorders and administration site conditions 2.3 1 Hepatic function abnormal 11.4 5 Fatigue 2.3 1 Reproductive system and breast disorders 2.3 1 Oedema peripheral 2.3 1 Pelvic pain 11.4 5 Musculoskeletal and connective tissue disorders 6.8 3 Bone pain 4.5 2 Myalgia 4.5 2 Back pain 2.3 1 Arthralgia Adverse event ( System organ class , preferred term) ≥ Gra 3 No. % TEAEs by maximum severity for all patients (N=44) Adverse event ( System organ class , preferred term) ≥ Gra 3 No. % All treatment - emergent adverse events (TEAEs) with ≥ Grade 3 regardless of relatedness to study treatment that occurred in at least 1 patient are presented; 1 DLT: Dose limiting toxicity in patient DL4b - 04. 2 DLTs in patient DL4b - 01; 3 The patient’s immediate cause of death was considered to be fatal sepsis, aggravated by the immunosuppression, a high - grade Immune Effector Cell - Associated Hemophagocytic Lymphohistiocytosis - Like Syndrome (IEC - HS), and the fast - progressing disease. Event was reported in Annual Report 2023. • Overall manageable tolerability profile • Expected cytopenia • Mostly mild to moderate CRS:  36% (16/44) Grade 1  48% (21/44) Grade 2  11% (5/44) Grade 3  2% (1/44) Grade 4 • DLTs in 2 patients at DL4b as previously reported by the Company:  Patient DL4b - 01: high in vivo T cell expansion, Grade 4 neurotoxicity, Grade 4 CRS, Grade 3 HLH  Patient DL4b - 04: Grade 3 CRS defined by Grade 3 ALT resolved to Grade 2 within 10 days; no need for vasopressors or ventilation • One possibly - related Grade 5 adverse event as previously reported by the Company:  Cause of death: fatal sepsis - aggravated by immunosuppression, IEC - HS, fast - progressing disease • Consecutive modification I/E criteria + IL2 scheme • Dose escalation ongoing based upon manageable tolerability in patients at DL4a

IMA203CD8 (GEN2) (N=41) – Best Overall Response in Dose Escalation Data cut - off Sep 30, 2024 Data cut - off Sep 30, 2024 33 IMA203CD8 41% (14/34) c O R R 9.2 months 2.0+, 23.5+ 13.1 months median DOR (min, max) m FU 10/17 responses ongoing including 3 confirmed responses at 1+ year D r s ons s with ≥5 % tumor siz reduction in 11/17 responders incl. 2 patients with complete response of target lesions 41% (17/41) ORR 84% (32/38) Tumor shrinkage 3 85% (34/40) DCR 4 (at week 6) ongoing *Maximum change of target lesions and RECIST1.1 response at different timepoints; 1 Patients off study at data - cut; 2 Metabolic CR according to PET - CT; 3 three patients excluded from tumor shrinkage analysis and figures due to lack of post - treatment assessment; 4 One patient had an early tumor assessment, outside the first assessment visit window and is not included in DCR calculation. Initial ORR: Objective response rate according to RECIST 1.1 at any post infusion scan; Confirmed ORR (cORR): Confirmed objective response rate according to RECIST 1.1 for patients with at least two available post infusion scans or patients with progressive disease (PD) at any prior timepoint, patients with ongoing unconfirmed PR not included in cORR calculation; Duration of response (DOR) in confirmed responders is defined as time from first documented response until disease progression/death. Patients with ongoing response will be censored at date of data cut - off. Median DOR is analyzed by using the Kaplan - Meier method; Median Follow - up is analyzed by using the reverse Kaplan - Meier method; PD: Progressive Disease; SD: Stable Disease; PR: Partial Response; cPR: Confirmed Partial Response; BL: Baseline; BOR: Best Overall Response; DOR: Duration of Response

IMA203CD8 (GEN2) (N=41) – Response over Time in Dose Escalation Data cut - off Sep 30, 2024 Data cut - off Sep 30, 2024 34 IMA203CD8 1 Metabolic CR according to PET - CT 2 Patients off study at data - cut; 3 three patients excluded from tumor shrinkage analysis and figures due to lack of post - treatment assessment; 4 One patient had an early tumor assessment, outside the first assessment visit window and is not included in DCR calculation. 41% (14/34) c O R R 9.2 months 2.0+, 23.5+ 13.1 months median DOR (min, max) m FU 10/17 responses ongoing including 3 confirmed responses at 1+ year D r s ons s with ≥5 % tumor siz reduction in 11/17 responders incl. 2 patients with complete response of target lesions 41% (17/41) O R R 84% (32/38) Tumor shrinkage 3 85% (34/40) DCR 4 (at week 6) Initial ORR: Objective response rate according to RECIST 1.1 at any post infusion scan; Confirmed ORR (cORR): Confirmed objective response rate according to RECIST 1.1 for patients with at least two available post infusion scans or patients with progressive disease (PD) at any prior timepoint, patients with ongoing unconfirmed PR not included in cORR calculation; Duration of response (DOR) in confirmed responders is defined as time from first documented response until disease progression/death. Patients with ongoing response will be censored at date of data cut - off. Median DOR is analyzed by using the Kaplan - Meier method; Median Follow - up is analyzed by using the reverse Kaplan - Meier method; PD: Progressive Disease; SD: Stable Disease; PR: Partial Response; cPR: Confirmed Partial Response; BL: Baseline; BOR: Best Overall Response; DOR: Duration of Response

IMA203CD8 (GEN2): Translational Data Shows Enhanced Pharmacology IMA203 Phase 1b vs IMA203CD8 (GEN2) 35 Trend towards responses at lower cell dose and higher tumor burden with IMA203CD8 Higher peak expansion (C max ) of IMA203CD8 T cells when normalized to infused dose Higher activation levels in IMA203CD8 T cells at week 1… …without exhaustion over time %PD - 1 of specific T cells at week 1: for patient A - DL5 - 05 data not available for week 1 Data cut - off Aug 23, 2024 (IMA203) and September 30, 2024 (IMA203CD8) IMA203CD8 IMA203 I M A 203 CD8 (GEN2) 5 î 10 5 1 î 10 6 1.5 î 10 6 2 î 10 6 2 î 10 6 6 î 10 6 Vector copies/μg DNA 0 1 p < 0.0001 P D / S D PR cPR 0 2 0 4 0 6 0 8 0 1 0 0 %PD - 1 of specific T cells I M A20 3 I M A 2 0 3 CD8 (GEN2) 0.0223 0 2 0 4 0 6 0 8 0 1 0 0 %PD - 1 of specific T cells IMA203 IMA203CD8 (GEN2) IMA203 IMA203CD8 (GEN2)

Opportunity of IMA203CD8 in Medium - level PRAME Expressing Indications 36 * Patients treated at RP2D during Ph1b with evaluable post baseline assessments at data - cut off IMA203: Aug 23, 2024 IMA203CD8 PRAME expression level associates with clinical activity in IMA203 and IMA203CD8 treated patients Enhanced pharmacology of IMA203CD8, with potential for higher dosing, opens avenues to explore its full potential in patients with medium - level PRAME expression Both IMA203 and IMA203CD8 achieve deep responses despite IMA203CD8 patients receiving lower doses N=38 N=39* Number of patients 1.48 (0.443, 2.05) 5.09 (1.0, 10.2) Total infused dose TCR - T cells [x10 9 ] - 30% to - 50% - 50% to - 85% - 85% to - 100%

Non - target Lesions Target Lesions Baseline Follow - up Month 12, - 100% reduction 24 - year - old male patient with complete remission according to PET imaging after 14 months post infusion • 1 prior systemic treatment line: Doxorubicin + Ifosfamide + Mesna • 3 years of cancer history • At BL: 33.4 mm TL sum in lung, NTL in lymph nodes and lung • Received ~2.05x10 9 IMA203CD8 TCR - T cells • Metabolic CR on investigator - initiated PET month 14 post infusion • Ongoing PR at 14+ months post infusion with - 100% reduction according to RECIST 1.1 Follow - up Month 14, PET - CT 6.00 0.00 6.00 0.00 Data cut - off Sep 30, 2024 Images courtesy of treating physician (Dr. Dejka Araujo, University of Texas, MD Anderson Cancer Center) Patient Case DL4b - 04: Synovial Sarcoma IMA203CD8

ACTengine® IMA203CD8 (GEN2) TCR - T Monotherapy Targeting PRAME Summary of IMA203CD8 Clinical Data and Planned Next Steps 38 Data cut - off Sep 30, 2024 IMA203CD8 • Manageable tolerability with most frequent ≥Grade 3 AEs being expected cytopenia • DLTs in 2 patients at DL4b triggered dosing adjustment to DL4a • Manageable tolerability in patients at DL4a combined with modifications of the eligibility criteria and IL - 2 scheme allows further exploration of higher doses • Deep and durable objective responses already observed at low doses ( median: 1.48 x10 9 T cells) • 41% (14/34) cORR and tumor shrinkage in 84% (32/38) of patients including two patients with complete response of target lesions • 9.2 months median DOR with 3 confirmed responses ongoing at 1+ year • Opportunity of IMA203CD8 in medium - level PRAME expressing indications • Association of PRAME expression with clinical activity in IMA203 and IMA203CD8 treated patients • Deep responses with IMA203CD8, even though applied dose still lower than IMA203 • Dose escalation with and without post - infusion low - dose IL - 2 is ongoing to investigate the full clinical potential of IMA203CD8 in hard - to - treat solid tumors such as ovarian cancer, endometrial cancers and triple - negative breast cancer

PRAME mRNA expression in IMA203 (GEN1) (n=14) Data cut - off Aug 23, 2024 PRAME mRNA expression in IMA203CD8 (GEN2) responders (n=13) Data cut - off Sep 30, 2024 Potential of IMA203 in Additional Solid Cancer Indications 39 % PRAME - positive patients 1 PRAME target expression distribution (blue histogram) based on TCGA RNAseq data, patient data (black dots) based on IMADetect® qPCR testing of screening biopsies; 1 PRAME target prevalence is based on TCGA RNAseq data combined with a proprietary MS - guided RNA expression threshold; 2 PRAME target prevalence in uveal melanoma based on IMADetect® qPCR testing of screening biopsies from clinical trial patients (n=61) demonstrates substantial higher 95% ≥89% (50% 2 ) 97% 100% 84% 68% 63% 27% Immatics’ current MS - guided mRNA threshold for patient selection Selected indications Clinical activity shown No clinical activity expected Based on PRAME Expression in IMA203 and IMA203CD8 (GEN2) Responders Potential opportunity to see clinical activity IMA203 prevalence of 89% compared to prevalence based on TCGA data of 50%, TCGA: early & late - stage primary tumor samples, Immatics clinical trials: late - stage/metastatic tumor samples, Role of PRAME in metastasis of uveal melanoma: Field et al. 2016 Clinical Cancer Research; MS: mass spectrometry

TCER® – TCR Bispecifics 40

TCER® – Immatics’ N xt - generation, Half - Life Extended Bispecifics Proprietary TCER® Format Consisting of Three Distinct Elements 41 High - affinity TCR domains targeting XPRESIDENT® - selected tumor - specific peptide - HLA molecules L o w - a ffi n i t y T cell recruiter against CD3/TCR Fc part for half - life extension, favorable stability and m a nu f a c t u r a b ility Next - gen, half - life extended TCER® format designed to  safely apply high drug doses for activity in a broad range of tumors  achieve optimized scheduling 2 1 3 C y t o t o x ic lytic granules Tumor cell killing Activated T cell T CE R®

TCER® – Immatics’ N xt - generation, Half - Life Extended Bispecifics 42 pHLA targeting TCR x High - affinity (single digit nM) TCR targeting XPRESIDENT® - selected tumor - specific peptide - HLA molecules x Broad therapeutic window through XPRESIDENT® - guided affinity maturation (>1000x) 1 x Complete tumor eradication in mouse xenograft models at low doses T cell recruiting antibody x Low - affinity (triple digit nM) T cell recruiter against both TCR & CD3 x Optimized biodistribution aiming for enrichment at tumor site and prevention of CRS 2 x Superior anti - tumor activity in mouse models as compared to widely used CD3 recruiters Next - generation TCER® format x Off - the - shelf biologic with antibody - like manufacturability 3 and low cost of goods x Superior anti - tumor activity 4 compared to six alternative bispecific formats x Half - life of several days expected in humans Our TCER® format is designed to maximize efficacy while minimizing toxicities in patients 1 As compared to natural TCR; 2 Based on literature data for other low - affinity recruiters (e.g. Harber et al ., 2021, Nature; Trinklein et al ., 2019, mAbs); 3 Production in mammalian cells (CHO cells); 4 Based on preclinical testing T CE R® 1 2 3

Potency of Our Proprietary TCR Bispecific Format TCER® 43 • Seven different TCR Bispecific formats were evaluated with a pHLA targeting TCR and the identical T cell recruiting antibody • TCER® format had higher combination of potency and specificity 2 than six alternative TCR Bispecific format designs evaluated Flexible Plug - and - play platform: TCER® format successfully validated for different TCRs & different T cell recruiting antibodies T C E R ® 2+1 TCR bispecific format: High potency was linked to a significantly reduced specificity profile 2 Killing of target - positive cells by different TCR Bispecifics 1 1 Data presented at SITC 2022; 2 Preclinical data on specificity not shown T CE R®

TCER® Format Is Designed for Optimized Efficacy and Safety Superior Tumor Control Using a Novel, Low - Affinity Recruiter 44 n = 6 mice/treatment group, n = 10 mice in vehicle group, 2 donors/group Dose : 0 . 025 mg/kg Proprietary, low - affinity T cell recruiting region demonstrates superior tumor control compared to analogous TCER® molecules designed with higher - affinity variants of a widely used recruiter Widely used T cell recruiting Ab (3 variants) medium to high affinity (single to double digit nM) Immatics’ c ll r cruiting b low affinity (triple digit nM) T CE R® Tumor Model in Mice 1 1 Hs695T xenograft model in NOG mice, tumor volume of group means shown

TCER® Format Is Designed for Optimized Efficacy and Safety Reduced Target - Unrelated Recruiter - Mediated Cytokine Release using a Low - Affinity Recruiter 45 T CE R® Whole blood cytokine release assay N=3 HLA - A*02 - positive donors N=16 cytokines tested, 4 exemplary cytokines shown

Our TCER® Portfolio Broad Pipeline of Next - Gen Half - Life Extended TCR Bispecifics 46 T CE R® • PRAME peptide presented by HLA - A*02:01 • Start of clinical trial in Aug 2023, first clinical data expected 2H 2024 IMA402 Potential for addressing different indications and large patient populations with novel, off - the - shelf TCR Bispecifics • MAGEA4/8 peptide presented by HLA - A*02:01 • Dose escalation ongoing, first clinical data presented at ESMO 2024 IMA401 • Undisclosed peptides presented by HLA - A*02:01 and other HLA - types • TCER® engineering and preclinical testing ongoing IMA40x Several innovative programs CLINICAL PRECLINICAL The current collaboration with Moderna includes the development of mRNA - enabled in vivo expressed TCER® molecules

In Vivo Expressed TCER® Molecules Targeting Cancer - specific pHLA Targets ombining Immatics’ arg t an latforms with o rna’s m N chnology 47 Moderna Delivery of TCER® biologics through mRNA Immatics Proprietary cancer targets & TCR Bispecifics format mRNA - encoded TCER® molecule XPR E SIDENT® targets X CE P T O R® TCRs TCER® f o r m a t T CE R®

TCER® IMA401 Targeting MAGEA4/8 48

TCER® IMA401 Targeting MAGEA4/8 Higher Target Density of MAGEA4/8 Peptide 49 MAGEA4 protein detection in tumor samples (IHC) 1 MAGEA4/8 target prevalences are based on TCGA and in - house data combined with a XPRESIDENT® - determined target individual MS - based mRNA expression threshold; qPCR - threshold for patient screening; 2 Students paired T test; 3 Copy number per tumor cell (CpC) measured on a paired - sample basis by AbsQuant®, i.e. comparing MAGEA4 vs. MAGEA4/8 peptide presentation on same sample p<0.001 2 MAGEA4/8 target is presented at >5 - fold higher target density 3 than a commonly used MAGEA4 target peptide HNSCC sq. NSCLC 100 µm MAGEA4/8 target prevalence in selected cancer indications Number of addressable patients* Target prevalence 1 [%] Indications 22k 52% Squamous non - small cell lung carcinoma 7k 36% Head and neck squamous cell carcinoma 9k 29% Bladder carcinoma 4k 23% Ovarian carcinoma 3k 23% Esophageal carcinoma 4k 21% Small cell lung cancer 2k 20% Triple - negative breast cancer 3k 14% Gastric adenocarcinoma 2k 18% Cutaneous melanoma 6k 9% Non - small cell lung adenocarcinoma *1L+ Unresectable or Metastatic Addressable Patient Populations (US, UK, EU4 in 2025), total MAGE A4/A8+ and HLA - A*02+ I MA4 0 1

TCER® IMA401 (MAGEA4/8) – Assessment of Anti - Tumor Activity in vivo Patient - Derived Tumor Model 50 NSCLC adenocarcinoma: • Male, Caucasian, age 58, no therapy prior to surgery • Site of origin: lung, differentiation poor • Date of surgery: 1987, Freiburg Medical Center • Volume doubling time: 7.3 day • Histology: • Stroma content, 4% • Vascularization, high • Grading, undifferentiated • TCER® IMA401 shows high anti - tumor activity in Patient - derived xenograft model of non - small cell lung adenocarcinoma • Remission observed in all mice (3 out of 4 mice with complete remission) LXFA 1012 Tumor Xenograft Model in NOG Mice I MA4 0 1

51 180 µg 540 µg 1800 µg 2500 µg Key Eligibility Criteria Object iv es Primary: • Determine MTD and/or RP2D Secondary: • Tolerability • Pharmacokinetics • Initial anti - tumor activity • Recurrent and/or refractory solid tumors • HLA - A*02:01 positive • MAGEA4/8 - positive as confirmed by mRNA - based assay 3 • ECOG status 0 - 2 • Received or not eligible for all available indicated standard of care treatments 60 µg 1200 µg 20 µg 6.6 µg • MTD not yet determined • Dose escalation ongoing to optimize dosing intervals and schedule Total safety population (N=35) • MABEL - based starting dose • Dose escalation based on cohorts of 1 - 6 patients using adaptive design (BLRM model) • Four initial q1w step dosings 1 up to target dose, q2w after reaching target dose 2 Trial Design – IMA401 - 101 Phase 1a Dose Escalation First - in - Human Basket Trial Targeting the MAGEA4/8 Peptide in Solid Tumors 1 Step dosing with 300 µg and 600 µg introduced at DL6; Low - dose dexamethasone pre - medication used at higher dose levels as used with other approved bispecific products has been implemented as preventive measure for continued dose escalation; Patients can increase their dose to previously cleared dose levels; 2 q2w: once every two weeks, weekly (q1w) dosing was applied up to DL5; 3 IMADetect®: proprietary mRNA - based assay using Immatics’ MS - guided threshold; BLRM: Bayesian logistic regression model; MTD: Maximum tolerated dose. D L1 D L2 D L3 D L4 D L5 D L6a D L7 D L6 t bd 2000 µg D L6b Data cut - off Jul 23, 2024 I MA4 0 1

Baseline Characteristics Heavily Pre - treated Patients with a Broad Range of Tumor Types 52 1 Efficacy Analysis Set (EAS) prospectively defined in the study protocol: patients who received at least four IMA401 infusions and had at least one post - baseline efficacy assessment or clinical progression. Three patients did not receive all four infusions due to clinical progression and three patients awaiting their first scans as of the data cut - off date are not included in the EAS; 2 Patients in Data cut - off Jul 23, 2024 this analysis had received IMA401 infusions at ≥1 mg and showed MAGEA4/8 target expression higher than the MAGEA4/8 qPCR threshold. LDH: Lactate dehydrogenase; ULN: Upper limit of normal. Patients with relevant IMA401 doses and MAGEA4/8 high levels 2 N=17 Efficacy - evaluable Population 1 N=29 Safety Population N=35 Characteristic 64 (35, 82) 63 (35, 82) 62 (19, 82) Age Median (min, max) 3 [17.6] 12 [70.6] 2 [11.8] 6 [20.7] 21 [72.4] 2 [6.9] 10 [28.6] 23 [65.7] 2 [5.7] ECOG performance status 0 - n [%] 1 - n [%] 2 - n [%] 4 (2, 8) 3 (2, 8) 4 (2, 8) Prior lines of systemic treatment Median (min, max) 41.2 58.8 0.0 55.2 41.4 3.4 51.4 40.0 8.6 LDH at baseline ≤ 1xULN [%] 1 - 2xULN [%] > 2xULN [%] 84 (18, 202.8) 80 (15, 202.8) 74 (15, 202.8) Baseline tumor burden Median target lesion sum of diameter [mm] (min, max) 3 (1, 6) 3 (1, 6) 3 (1, 6) Number of organs with metastases Median (min, max) 47.1 41.4 40.0 Liver/ Brain Lesions [% of patients] I MA4 0 1

53 IMA401 Demonstrates Manageable Tolerability in N=35 Patients Most Frequent Related AEs were Lymphopenia, CRS and Neutropenia ≥ Gra 3 All Grades TEAEs, n [%] 26 [74] 32 [91] Any 19 [54] 28 [80] Treatment - related ≥ Gra 3 All Grades Treatment - related AEs 1 , n [%] 11 [31] 12 [34] Lymphopenia 0 11 [31] Cytokine release syndrome 5 [14] 8 [23] Neutropenia 2 [6] 6 [17] Facial pain 4 [11] 5 [14] Anaemia 2 [6] 5 [14] Thrombocytopenia 1 [3] 5 [14] Headache 2 [6] 4 [11] Hypertension 2 [6] 4 [11] Leukopenia 0 4 [11] Fatigue 0 3 [9] Nausea 1 [3] 2 [6] Hypoxia 1[3] 1 [3] Aspartate aminotransferase increased 1[3] 1 [3] Febrile neutropenia 1[3] 1 [3] Pneumonia 1[3] 1 [3] Sinus tachycardia • Overall manageable tolerability profile • Most frequent/relevant related AEs were • transient lymphopenia, • mild to moderate CRS (23% Grade 1, 9% Grade 2, no Gra ≥ 3 ), majority at first dose • neutropenia 2 occurred mostly at initial target dose and fully resolved in all cases except one (see below) • one possibly related death (pneumonia in the context of lung tumor progression and concurrent neutropenia) as previously reported 3 • MTD not reached based on the BLRM 1 All treatment - emergent adverse events (TEAEs) at least possibly related to IMA401 infusion with grade 1 - 2 occurring in at least 9% of patients and all events with grade 3 - 5; 2 with three dose - limiting events at 2.5 mg (DLT), neutropenia observed in patients with and without dexamethasone pre - medication; 3 reported in Annual Report 2023, patient did not receive dexamethasone pre - medication; CRS: Cytokine Release Syndrome; BLRM: Bayesian logistic regression model; MTD: Maximum tolerated dose. Data cut - off Jul 23, 2024 I MA4 0 1

IMA401 Pharmacokinetics TCER® Format Shows Extended Half - Life in Solid Cancer Patients 1 Half - lifes derived from 2nd PK profiles close to steady - state. Calculated by non - compartmental analysis (NCA) using Phoenix WinNonlin (Certara); Interquartile range (25% - 75% percentile): 13.5 - 22.2 days; 2 Data presented at European Antibody Congress 2020; Zinn et al., Nature Cancer , 2023: https://doi.org/10.1038/s43018 - 023 - 00516 - z; LLOQ: lower limit of quantification; q4w: once every four weeks. CPI: Checkpoint inhibitor Median half - life: 16.9 days (N=16) 1 Slow elimination Days post 4 th infusion IMA401 serum conc. [ng/mL] 6.6 µg 20 µg 60 µg 180 µg LL OQ 324 µg 540 µg 1,200 µg PK profiles (1 week profiles after 4 th IMA401 infusion) Observed T 1 / 2 > 2 weeks • Confirms “antibody - like” half - life predicted by preclinical in - vivo data 2 • Supports exploring increased dosing intervals of up to q4w and pursuing alignment with typically applied CPI dosing regimens Data cut - off Jul 23, 2024 I MA4 0 1

1 Patients in this analysis had received IMA401 infusions at ≥1 mg and showed MAGEA4/8 target expression above indicated MAGEA4/A8 high qPCR threshold (n=17); PD: Progressive disease; PR: Partial response; cPR: confirmed Partial response; SD: Stable disease. 55 Data cut - off Jul 23, 2024 Objective Responses are Associated with Target Expression Exploratory Analysis in Patients with MAGEA4/8 high Expression at Relevant IMA401 Doses (DL6 - 7; N=17) qPCR - threshold MAGEA4/8 high qPCR - threshold for patient screening MAGEA4/8 RNA expression in pre - treatment biopsies relative to t h r es ho ld N=17 patients with relevant IMA401 doses and MAGEA4/8 high levels 1 I MA4 0 1

56 *Patients in this analysis are part of the efficacy analysis set with at least one post - treatment tumor assessment and had received IMA401 infusions at ≥1 mg and showed MAGEA4/8 target expression higher than the MAGEA4/8 qPCR threshold (n=17); Confirmed ORR (cORR): Confirmed objective response rate according to RECIST 1.1 for patients with at least two available post infusion scans or patients with progressive disease (PD) at any prior timepoint; two patients not included in tumor shrinkage calculation or shown in the figures as they had clinical progression and post - treatment tumor assessment is not available; PR: Partial Response; cPR: Confirmed Partial Response; SD: Stable Disease. Data cut - off Jul 23, 2024 11 12 13 14 - 1 0 0 - 5 0 0 50 1 0 0 Change in Sum of Longest Diameter of Target Lesions from Baseline [%] ⯈ BL PR PD ⯈ ⯈ ⯈ ⯈ ⯈ Target Lesion r e s e c t e d ⯈ ⯈ IMA401 Demonstrates Initial Anti - Tumor Activity in Multiple Tumor Types Exploratory Analysis in Patients with MAGEA4/8 high Expression at Relevant IMA401 Doses (DL6 - 7; N=17*) 29% (5/17) ORR 25% (4/16) cORR 53% (9/17) DCR 53% (8/15) Tumor s h rin k a g e Cancer indications 0 1 2 3 4 5 6 7 8 9 10 Months post First IMA401 Infusion Cancer Indications: Cut.: Cutaneous; HNSCC: Head & Neck Squamous Cell Carcinoma; LCNEC: Large Cell Neuroendocrine Carcinoma; Muc.: Mucosal; NET CUP: Neurodendocrine Tumor, Cancer of Unknown Primary; SCLC: Small Cell Lung Cancer; sqNSCLC: Squamous Non - small Cell Lung Cancer; TNBC: Triple Negative Breast Cancer. BOR (RECIST 1.1) Ongoing treatment I MA4 0 1

Clinical Activity in Heavily Pre - Treated Cancer Patients 57 CT and MRI scans courtesy of treating physicians (Dr. Manik Chatterjee, University Hospital Wuerzburg and Dr. Max - Felix Häring, Eberhard Karls University Tuebingen); HNSCC: Head and neck squamous cell carcinoma; NET CUP: Neuroendocrine tumor - cancer of unknown primary; LA: Long axis; cPR: confirmed Partial response; BOR: Best overall response Baseline MRI Follow Up Week 13 Outcomes Patient Characteristics cPR - 56% reduction (BOR: - 58.6%) NET CUP cPR ongoing at week 36 post - treatment start Lesions in liver, lung, bone, pancreas, adrenal gland, lymph nodes 4 prior lines of therapy: Two lines of radiopharmaceuticals, chemotherapy, mTOR inhibitor 60 - year - old female, NET CUP, MAGEA4/8 high 63 - year - old male, HNSCC, MAGEA4/8 high Outcomes Patient Characteristics cPR - 59% reduction HNSCC, Hypopharynx cPR ongoing at week 12 post - treatment start Lesions in lung 3 prior lines of therapy: Platinum chemotherapy, anti - PD - 1/chemotherapy, anti - EGFR/chemotherapy LA: 18mm LA: 21mm LA: 70mm LA: 34mm Data cut - off Jul 23, 2024 Baseline CT Follow Up Week 13 Lung right Lung left LA: 6mm LA: 10mm I MA4 0 1

First - in - human Data of IMA401 TCER® Targeting MAGEA4/8 Presentation at ESMO on September 16, 2024 • Tolerability : Most common treatment - related AEs are low - grade CRS, transient lymphopenia and neutropenia • Pharmacokinetics : Median terminal half - life of 16.9 days supporting potential further flexibility in future dosing schedules incl. combination with CPI and increased dosing intervals up to q4w • Initial anti - tumor activity in heavily pre - treated patients • Objective responses in HNSCC, neuroendocrine tumor of unknown origin, cutaneous and mucosal melanoma including durable ongoing PRs of up to 13+ months • Deep responses (tumor shrinkage of ≥ 50%) in four patients including deepening of responses over time • Objective responses are associated with target expression and IMA401 dose: ORR 29%, cORR 25%, and tumor shrinkage in 53% of patients with relevant IMA401 doses and MAGEA4/8 high target levels • Dose escalation ongoing 58 AE: Adverse Event; CRS: Cytokine Release Syndrome; CPI: checkpoint inhibitors; q4w: once every four weeks; HNSCC: Head and neck squamous cell carcinoma; PR: Partial Response

TCER® IMA402 Targeting PRAME 59

TCER® IMA402 Targeting PRAME – Efficacy Assessment in vitro Tumor Cell Killing at Low Physiological PRAME Peptide Levels 60 140 120 100 80 60 40 20 0 ~50 PRAME CpCs 0 140 120 100 80 60 40 20 0 10 - 1 10 0 10 1 10 2 10 3 10 4 10 5 IMA402 [pM] Cytotoxicity [%] Target - negative 0 140 120 100 80 60 40 20 0 10 - 1 10 0 10 1 10 2 10 3 10 4 10 5 IMA402 [pM] ~110 PRAME CpCs 0 140 120 100 80 60 40 20 0 10 - 1 10 0 10 1 10 2 10 3 10 4 10 5 IMA402 [pM] ~250 PRAME CpCs 0 • TCER® IMA402 induces killing of tumor cells with PRAME target copies as low as 50 CpCs • Physiological PRAME levels detected in majority of cancer tissues from patients are 100 – 1000 CpCs • Preclinical activity profile enables targeting of a broad variety of tumor indications, such as lung cancer, breast cancer, ovarian cancer, uterine cancer, melanoma and others I MA4 0 2 CpC: Target peptide copy numbers per tumor cell

TCER® IMA402 Achieves Durable Tumor Control of Large Tumors in vivo 61 • Dose - dependent efficacy of IMA402 in cell line - derived in vivo mouse model • Durable shrinkage of large tumors including complete responses over prolonged period • Sufficiently high drug doses are key to achieving desired anti - tumor effect I MA4 0 2

Half - life Extended Format of IMA402 Confers Terminal Half - life of >1 Week 62 pHLA – aFc Assay pHLA – aV L Assay • IMA402 shows a terminal serum half - life of ≈ 8 days in mice • IMA402 will be initially dosed weekly in the clinical trial • Dosing frequency may be adapted based on clinical data I MA4 0 2

Phase 1/2 Clinical Trial to Evaluate TCER® IMA402 Targeting PRAME First Clinical Data Planned in 2H 2024 63 Phase 1: Dose Escalation Phase 2a: Dose Expansion Adaptive design aimed at accelerating dose escalation • Specific indications plus ongoing basket • Combination therapies • Optional dose/application optimization Expansion cohort Expansion cohort Expansion cohort Trial Overview Phase 1/2 clinical trial to evaluate safety, tolerability and anti - tumor activity of IMA402 • HLA - A* 02 : 01 - positive patients with PRAME - expressing recurrent and/or refractory solid tumors • Initially weekly i . v . infusions • Potential for early adjustment of treatment interval based on PK data of half - life extended TCER® format MTD/ RP2D I MA4 0 2 • Basket trial in focus indications to accelerate signal finding • Ovarian cancer, lung cancer, uterine cancer, melanoma, others MTD: maximum tolerated dose, RP2D: recommended phase 2 dose

Immatics’ ro ri tary arg t an Discov ry latforms 64

Our TCR - based Approaches Leverage the Full Target Space beyond the Cancer Cell Surface 65 Technology

True Cancer Targets & Matching Right TCRs Goal to Maximize Anti - Tumor Activity and Minimize Safety Risks of TCR - based Immunotherapies 66 True Targets via XPRESIDENT® technology platform • are naturally presented on tumor tissues as identified by mass - spec • are absent or presented at only low levels on normal tissues • are presented at high copy numbers to trigger a pharmacological response + Technology Right TCRs via XCEPTOR® technology platform • recognize the target peptide with high affinity and specificity • show selective killing of tumor cells • are developed to be suitable for two different therapeutic modalities, Cell Therapies and TCR Bispecifics

Technology Pool of 200 Prioritized Targets as Foundation for Future Value Generation XPRESIDENT® Target Platform 67 200 Prioritized Targets Grouped in 3 Target Classes: 1. Well known and characterized parent protein (20%) e.g. MAGE family cancer testis antigens 2. Unknown or poorly characterized parent protein (60%) e.g. stroma target COL6A3 exon 6 3. Crypto - targets/Neoantigens (20%) Novel target class which includes RNA - edited peptides & non - classical neoantigens ~50% of our prioritized targets are non - HLA - A*02 restricted, substantially broadening the potential patient reach e >2,500 cancer & normal tissues analyzed by Quantitative, Ultra - Sensitive Mass Spectrometry pHLA Database based on primary tissues >200 prioritized targets This large data set is leveraged by our bioinformatics & AI - platform XCUBE – „AI is where the data is®“

Potential for Large Patient Populations across Multiple Solid Cancers 68 Uterine Carcinoma – 97% Uterine Carcinosarcoma – 100% Sarcoma Subtypes – up to 100% Cut. Melanoma – 95% Uveal Melanoma 1 – 89% Ovarian Carcinoma – 84% Squamous NSCLC – 68% TNBC – 63% Small Cell Lung Cancer – 45% Kidney Carcinoma – up to 40% Cholangiocarcinoma – 33% HNSCC – 27% Esophageal Carcinoma – 27% Breast Carcinoma – 26% Adeno NSCLC – 25% HCC – 18% Bladder Carcinoma – 18% Squamous NSCLC – 52% Sarcoma Subtypes – up to 60% HNSCC – 36% Bladder Carcinoma – 29% Uterine Carcinosarcoma – 29% Esophageal Carcinoma – 23% Ovarian Carcinoma – 23% Melanoma – 18% IMA203 / IMA402 PRAME IMA401 M A G E A 4/8 IMA204 COL6A3 Exon 6 ACTengine® and TCER® targets demonstrate high prevalence in multiple solid cancers Target prevalence for selected solid cancer indications are based on TCGA (for SCLC: in - house) RNAseq data combined with a proprietary mass spec - guided RNA expression threshold; 1 Uveal melanoma target prevalence is based on IMADetect® qPCR testing of screening biopsies from clinical trial patients (n=61) Pancreatic Carcinoma – 76% Breast Carcinoma – 77% Stomach Carcinoma – 67% Sarcoma – 63% Colorectal Carcinoma – 60% Esophageal Carcinoma – 60% Squamous NSCLC – 55% Adeno NSCLC – 57% HNSCC – 56% Uterine Carcinosarcoma – 50% Mesothelioma – 44% Cholangiocarcinoma – 36% Melanoma – 35% Bladder Carcinoma – 34% Ovarian Carcinoma – 31% Technology

Immatics’ Uniqu a ability – Identification of the most Relevant Target Example of MAGEA4/8 Peptide Target 69 1 Copy number per tumor cell (CpC) measured on a paired - sample basis by AbsQuant®, i.e. comparing MAGEA4 vs. MAGEA4/A8 peptide presentation on same sample, 2 Students paired T test p<0.001 2 Technology MAGEA4/8 target is presented at >5 - fold higher target density 1 than a commonly targeted MAGEA4 target peptide XPRESIDENT® quantitative information on target density 1 between peptides originating from the same source protein Ranking of pHLA targets Co mmonly targeted

Development of the Right TCR – XCEPTOR® Technology TCR Discovery and Engineering for ACT and TCR Bispecifics 70 TCR Bispecifics T cell engaging receptor (TCER®) Adoptive Cell Therapy A C T e n g in e ® ACTallo® • Fast, efficient and highly sensitive discovery of highly specific, natural TCRs • Protein engineering capabilities to design and maturate TCRs with increased affinity while retaining specificity • Early de - selection of cross - reactive TCRs by the unique interplay between Immatics’ target and TCR discovery platforms XPRESIDENT® and XCEPTOR® during TCR discovery 1 and TCR maturation 2 (empowered by our bioinformatics & AI - platform XCUBE ) Micromolar affinity Nanomolar affinity Technology 1 XPRESIDENT® - guided off - target toxicity screening; 2 XPRESIDENT® - guided similar peptide counterselection

Optimal Target Selection & TCR Specificity for Minimizing Safety Risks Unique Interplay between Technology Platforms Allows Early De - risking for Clinical Development 71 Target peptide presented on tumor cells Selective killing of tumor cells Target peptide presented on normal cells Of f - t a r ge t toxicity On - target (off - tumor) toxicity A different HLA is recognized on normal cells Alloreactivity Similar peptide presented on normal cells 1 XPRESIDENT® - guided screening for on - and off - target toxicities of TCRs based on the extensive database of peptides presented on normal tissues Technology 1 Clinical fatalities have occurred in TCR - T trials using a titin cross - reactive TCR (Cameron et al ., Sci Transl Med)

“ I Is Wh r th Data Is®” Bioinformatics and AI - Platform XCUBE 72 Data Engineering Development of data warehouses & user interfaces Data Science Development of statistical & machine learning models Data Processing Processing of mass - spec & next - gen sequencing data 1 THE RA PE U TIC KNOWLEDGE XPRESIDENT®/ XCEPTOR® DATA Data Engin e e r i n g Data Sci e n c e Data P r o c ess i ng 2 3 1 Cell therapies Bispecifics CDx Therapies Lead Molecules Discovery C h a r a c t eri z a tion Targets Discovery Selection V alid a tion 2 3 Technology

Immatics’ obust Int ll ctual ro rty ortfolio Protection Strategy of Key Assets in Major Markets and Beyond 73 Technologies T ar g e ts T CRs T C ER® Th e r ap e u t ic Uses Cell Therapy TCRs with high affinity and specificity profile Differentiated technologies, platforms and assays for Target Research, TCR and TCER® development >200 prioritized pHLA targets Half - life extended Bispecifics with proprietary TCER® format Treatment of indications and patient groups Clinical ACTengine® and TCER® candidates: IMA203, IMA203CD8, IMA402, IMA401 Clinical Ca ndid a t e s ACTengine® manufacturing & off - the - shelf ACTallo® platform Technology

ACTengine® IMA204 – TCR - T Targeting COL6A3 Exon 6 74

ACTengine® IMA204 First - in - Class TCR - T Targeting Tumor Stroma Key Features 75 HLA - A*02 - presented peptide derived from COL6A3 exon 6 Naturally and specifically presented on tumors at high target density 1 : 100 - 700 copies/cell Novel tumor stroma target identified and validated by XPRESIDENT® quant. mass spectrometry platform High - affinity, specific TCR targeting COL6A3 exon 6 Affinity - maturated, CD8 - independent TCR High functional avidity 2 : ~0.01ng/ml Identified and characterized by XCEPTOR® TCR discovery and engineering platform CD8 - independent, next - generation TCR engages both, CD8 and CD4 T cells In vitro anti - tumor activity against target - positive cell lines in CD8 and CD4 T cells Complete tumor eradication in in vivo mouse models Pancreatic Carcinoma – 76% Breast Carcinoma – 77% Stomach Carcinoma – 67% Sarcoma – 63% Colorectal Carcinoma – 60% Esophageal Carcinoma – 60% Squamous NSCLC – 55% Adeno NSCLC – 57% HNSCC – 56% Uterine Carcinosarcoma – 50% Mesothelioma – 44% Cholangiocarcinoma – 36% Melanoma – 35% Bladder Carcinoma – 34% Ovarian Carcinoma – 31% 1 Target density: peptide copy number per tumor cell, approximate range representing the majority of tumor samples analyzed; 2 Functional avidity: EC50 half maximal effective concentration; 3 Solid cancer indications with 20% or more target expression, Target prevalence for selected cancer indications based on mRNA expression (TCGA and Immatics inhouse data) T A R GET T CR PRECLINICAL DATA PATIENT POPULATION 3 IMA204 provides a promising therapeutic opportunity for a broad patient population as monotherapy or in combination with TCR - T cells directed against tumor targets I MA2 0 4

ACTengine® IMA204 – High Affinity, CD8 - independent TCR Complete Tumor Eradication in vitro & in vivo 1 by Affinity - enhanced IMA204 TCR CD8 - independent TCR leads to tumor eradication in all mice treated 76 W Si Do ild t ngl ub l y pe e m e m utan u t a n t t T u No mo n - t r ce ran lls o s duc n l y ed Co n t r ol IMA204 TCR D7 D16 D22 D29 Affinity maturated CD8 - independent, next - generation TCR engages both CD4 and CD8 T cells without the need of CD8 co - transduction S tr o ma cells T umo r cells Stroma Target (COL6A3 exon 6) in Ovarian Cancer sample Example of a Tumor Target in same Ovarian Cancer sample 1 In vivo data in collaboration with Jim Riley, University of Pennsylvania, control: non - transduced T cells. TCR avidity and specificity data not shown, available in IMA204 presentation on Immatics website. COL6A3 exon 6 prevalently expressed at high target density in tumor stroma across many solid cancers I MA2 0 4

ACTallo® – Our Next - generation Off - the - shelf TCR - T 77

ACTallo® – Immatics’ llog n ic ll h ra y roach • Off - the - shelf cell therapy , no need for personalized manufacturing  reduced logistics and time to application • Potential for hundreds of doses from one single donor leukapheresis  lower cost of goods • Use of healthy donor material provides standardized quality and quantity of starting material • Strategic collaborations combining Immatics’ proprietary ACTallo® platform with Bristol Myers Squibb’s next - gen technologies and Editas Medicine’s CRISPR gene editing technology to develop next - gen allogeneic γδ TCR - T/CAR - T programs 78 A C T allo® γδ T cell Cell Engineering (gene editing & armoring) γδ T cell Collection from Healthy Donor Expa n sion O f f - the - s h elf Products Patient T r e a tme n t

Why γδ c lls? γδ T cells Are Well Suited for an Off - the - shelf Cell Therapy Approach 79 γδ T cells x are abundant in the peripheral blood x show intrinsic anti - tumor activity x naturally infiltrate solid tumors & correlate with favorable prognosis x are HLA - independent, thus do not cause graft - vs - host disease in allogeneic setting x can be expanded to high numbers in a cGMP - compatible manner x can be effectively redirected using αβ TCR or CAR constructs In vitro anti - tumor activity 0 4 8 1 4 4 1 9 2 0 5 1 0 1 5 9 6 H o u r s ) + P F R - S 0 2 U ( h t w o r G d l o F T u m o r c e lls o n ly   T ce lls ( N T )   T c e lls ( N T )   T c e lls IM A 2 0 3 T C R +   T ce lls IM A 2 0 3 T C R + γδ T cells (control) + tumor cells tumor cells only αβ T cells (control) + tumor cells γδ T cells TCR + + tumor cells αβ T cells TCR + + tumor cells A C T allo® 0 . 00 1 0 . 0 1 0 . 1 1 1 0 10 0 100 0 1000 0 10000 0 100000 0 0 5 10 15 20 25 Day Fold expansion of  T cells Expa n sion Fold - growth (target - positive tumor cells)

Corporate Information & Milestones 80

Harpreet Singh Chief Executive Officer Co - Founder >20 yrs biotech experience Arnd Christ Chief Financial Officer >20 yrs biotech experience (InflaRx, Medigene, NovImmune, Probiodrug) Carsten Reinhardt Chief Development Officer >20 yrs pharma & biotech experience (Micromet, Roche, Fresenius) Cedrik Britten Chief Medical Officer >15 yrs pharma & biotech experience (GSK, BioNTech) Rainer Kramer Chief Business Officer >25 yrs pharma & biotech experience (Amgen, MorphoSys, Jerini, Shire, Signature Dx) Steffen Walter Chief Operating Officer Co - Founder Immatics US >15 yrs biotech experience Edward Sturchio General Counsel >15 yrs pharma & biotech experience (Abeona Therapeutics, AAA, Novartis, Merck, Schering) Jordan Silverstein Head of Strategy >10 yrs biotech experience (InflaRx, AAA) Toni Weinschenk Chief Innovation Officer Co - Founder >15 yrs biotech experience Experienced Global Leadership Team Across Europe and the US Corporate 81

Strong, Focused and Highly Integrated Trans - Atlantic Organization 82 Houston, Texas ~205 FTEs Cell therapy development & manufacturing Munich, Germany ~85 FTEs Various operating functions Tübingen, Germany ~255 FTEs Target & TCR discovery and TCR Bispecifics d ev elopm e nt Corporate FTEs as of June 30, 2024

Deli v ering the Power of T cells to Cancer Patients © Immatics. Not for further reproduction or distribution. www.immatics.com